UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 52778/November 16, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12031

In the Matter of	:
	: ORDER MAKING FINDINGS AND
ENAMELON, INC., PARACELSIAN, INC.,	: REVOKING REGISTRATION
SEMICONDUCTOR LASER INTERNATIONAL.	: BY DEFAULT AS TO
CORP., SOCRATES TECHNOLOGIES CORP.,	: PARACELSIAN, INC.,
STAR TECHNOLOGIES, INC.,	: SOCRATES TECHNOLOGIES CORP.,
TELEMONDE, INC., and	: TELEMONDE, INC., AND
VDC COMMUNICATIONS, INC.	: VDC COMMUNICATIONS, INC.

SUMMARY

This Order revokes the registration of the common stock of Paracelsian, Inc. ("PRLN"), Socrates Technologies, Inc. ("SOCT"), Telemonde, Inc. ("TLMD"), and VDC Communications, Inc. ("VDCI") (collectively, "Respondents"). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission ("Commission").

I. BACKGROUND

The Commission initiated this proceeding on September 7, 2005, with an Order Instituting Proceedings ("OIP"), pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The OIP alleges that common stock of each Respondent is registered with the Commission under Section 12(g) of the Exchange Act, and that each has failed to file any required annual and quarterly reports with the Commission for three or more years. Respondents, which are Delaware corporations, were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. Code § 321. Their Delaware registered agents were served on October 31, 2005, and the Secretary of State of Delaware was served on September 9, 2005.[1] Respondents' Answers were

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[1] Service on the Secretary of State of Delaware is permitted under 8 Del. Code § 321(b) if "due diligence" attempts to serve a corporation's registered agent pursuant to Section 321(a) fail. Service on VDCI was also effected through service on Peter Zagres, a vice president, on October 27, 2005. The OIP was also served on T. Colin Campbell, Chairman of the Board of PRLN on October 21, 2005, but this was not service on PRLN within the meaning of 17 C.F.R. § 201.141(a)(2)(ii) as he is not an officer of PRLN.

due within ten days of service. See 17 C.F.R. § 201.220(b); OIP at 4. To date, no Respondent has filed an Answer to the OIP or sent any other correspondence to the Commission. Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2).[2] Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See 17 C.F.R. §§ 201.155(a), .220(f); OIP at 4.

II. FINDINGS OF FACT

PRLN (CIK 882362) is a Delaware corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act.[3] PRLN is delinquent in its periodic filings, having last filed a periodic report on Form 10-QSB for the quarter ended June 30, 2002.[4] That Form 10-QSB, which is publicly available on the Commission's EDGAR database, reported that PRLN had $154,144 in assets and $2,154,118 in liabilities and a net loss of $406,174 for the nine months ended June 30, 2002. Currently, its shares are quoted on the Pink Sheets under ticker symbol "PRLN."[5]

SOCT (CIK 937603) is a Delaware corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act. SOCT is delinquent in its periodic filings, having last filed a periodic report on Form 10-Q for the quarter ended September 30, 2000. That Form 10-Q, which is publicly available on the Commission's EDGAR database, reported that SOCT had $3,982,000 in assets and $6,718,000 in liabilities and a net loss of $16,269,000 for the nine months ended September 30, 2000. Currently, its shares are quoted on the Pink Sheets under ticker symbol "SOCT."[6]

TLMD (CIK 1098387) is a Delaware corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act. TLMD is delinquent in its periodic filings, having last filed a periodic report on Form 10-Q for the quarter ended June 30, 2002. That Form 10-Q, which is publicly available on the Commission's EDGAR database, reported that TLMD had $428,000 in assets and $121,028,000 in liabilities and a net loss of $1,058,000

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[2] The Division of Enforcement ("Division") filed a Motion for Default Judgment as to Respondents on September 20, 2005, and a Supplemental Brief on October 19, 2005. No Respondent filed an opposition to the Division's request for default.

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

[5] PRLN has had an annual high of 4 cents and an annual low of 0.01 cents. http://www.pinksheets.com/quote/quote.jsp?symbol=PRLN (last visited November 15, 2005).

[6] SOCT has had an annual high of 4 cents and an annual low of 0.01 cents. http://www.pinksheets.com/quote/quote.jsp?symbol=SOCT (last visited November 15, 2005).

for the six months ended June 30, 2002. Currently, its shares are quoted on the Pink Sheets under ticker symbol "TLMD."[7]

VDCI (CIK 784961) is a Delaware corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act. VDCI is delinquent in its periodic filings, having last filed a periodic report on Form 10-Q for the quarter ended March 31, 2001. That Form 10-Q, which is publicly available on the Commission's EDGAR database, reported that VDCI had $3,789,540 in assets and $5,309,124 in liabilities and a net loss of $7,644,914 for the nine months ended March 31, 2001. Currently, its shares are quoted on the Pink Sheets under ticker symbol "VDCI."[8]

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

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[7] TLMD has had an annual high of 0.6 cents and an annual low of 0.01 cents. http://www.pinksheets.com/quote/quote.jsp?symbol=TLMD (last visited November 15, 2005).

[8] VDCI has had an annual high of 0.6 cents and an annual low of 0.01 cents. http://www.pinksheets.com/quote/quote.jsp?symbol=VDCI (last visited November 15, 2005).

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 & n.20 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the common stock of PARACELSIAN, INC., IS REVOKED;

the REGISTRATION of the common stock of SOCRATES TECHNOLOGIES CORP. IS REVOKED;

the REGISTRATION of the common stock of TELEMONDE, INC., IS REVOKED; and

the REGISTRATION of the common stock of VDC COMMUNICATIONS, INC., IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge